FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHAN[redacted]
PART[redacted]
JGABE

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07027185

October 12, 2007

2007 OCT 16 A 10:40
RECEIVED

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

45860311.1

FILE NO. 82-3907

Open For New Horizons.

Vienna International Airport

Vienna International Airport: 10.7% increase in passengers during September
Strong growth in travel to Eastern Europe: plus 23.1%

Vienna International Airport recorded sound growth in traffic during September, with an increase of 10.7% in the number of passengers to 1,809,632. Flight movements rose by 6.0% and maximum take-off weight (MTOW) by 8.1%.

The positive trend in passenger traffic (scheduled + charter flights) to Eastern Europe continued in September 2007 with a plus of 23.1%.

During the first nine months of 2007, the number of passengers handled by Vienna International Airport rose by 9.4% to 14,043,370 and transfers increased 6.1%. Growth was also recorded in maximum take-off weight with +6.6 %, flight movements with 5.6% and cargo turnover with 1.5%.

Results in Detail

	September 2007	Change in %	January to September 2007	Change in %
Passengers:	1,809,632	+10.7	14,043,370	+9.4
Transfer passengers:	559,438	-0.6	4,589,716	+6.1
Maximum take off weight (in tonnes):	652,136	+8.1	5,451,135	+6.6
Flight movements (arrival + departure):	22,268	+6.0	189,243	+5.6
Cargo in tonnes (air cargo and trucking):	23,621	+1.6	198,469	+1.5

For additional information contact: Group Communications Flughafen Wien AG

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com
Homepage: www.viennaairport.com

43/07 .... KA/EK 11. Oktober2007

END